Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Net loss	$252	$(655)	$(12,947)	$(23,637)	$(53,475)	$(28,573)	$796
Income taxes	1,378	1,060	5,267	6,093	10,392	4,382	5,359
EBIT	1,630	405	(7,680)	(17,544)	(43,083)	(24,191)	6,155
Fixed Charges	12,752	11,885	47,970	47,241	46,125	29,507	5,538
Less capitalized expenses related to indebtedness	(1,397)	(1,073)	(4,460)	(3,997)	(3,579)	(6,356)	(206)
Earnings	$12,985	$11,218	$35,830	$25,700	$(537)	$(1,040)	$11,487
Interest expense	7,168	6,985	27,497	27,816	27,013	11,589	1,707
Amoritization of debt issuance cost and bond discount	1,397	1,073	4,460	3,997	3,579	6,356	206
Rental expenses representative of an interest factor	4,187	3,827	16,013	15,428	15,533	11,562	3,625
Fixed Charges	$12,752	$11,885	$47,970	$47,241	$46,125	$29,507	$5,538
Ratio of earnings to fixed charges (deficiency) (1)	1.02	0.94	0.75	0.54	(0.01)	(0.04)	2.07

(1)                                 Ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of this calculation, “earnings” is income before income taxes plus fixed charges less capitalized interest. “Fixed charges” is interest expense plus capitalized interest. This calculation is different from the fixed charge coverage ratio as defined in the footnotes to the financial statements.